February 2, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:      John Spitz

Michael Volley

Robert Arzonetti

J. Nolan Williams

Re:	East Resources Acquisition Company

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed January 18, 2023

File No. 001-39403

Ladies and Gentlemen:

On behalf of East Resources Acquisition Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff on the letter to the Company, dated January 25, 2023, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

ERESs Directors and Executive Officers and the Sponsor and its Affiliates Have Financial Interests in the Business Combination, page 7

1.

Refer to your response to comment 3. Please quantify the aggregate dollar amount the sponsor and its affiliates have at risk that depends on the completion of a business combination. Provide similar disclosure for your officers and directors if material.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xxv, 11-12, 56, 90, and 209.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 76

2.

Please refer to comment 5. It appears that the Restriction Agreement attached as Annex I has not been executed since it is not dated or signed. Please revise to attach a signed agreement if it has been executed. Additionally, please ensure you also attach a signed agreement related to the 913,984 shares which will be issued and outstanding at the closing, as noted in your response, since these shares do not appear to be included in the agreement currently attached as Annex I.

Response: The Restriction Agreement attached as Annex I is not yet executed as it is between Jay Jackson and Abacus Life, Inc., which will not exist until the transaction closes. Even though the agreement cannot be executed, the grant date is considered to be January 12, 2023 as this represents the date on which a mutual understanding of the key terms and conditions of the share based payment award had been established.

On October 13, 2022, the owners of the Companies executed the Merger Consideration Allocation Agreement, whereby it was agreed that all stock and cash consideration associated with the ERES merger, if any, would be allocated equally amongst the four owners. Based on this agreement, Jay Jackson and the other three owners will each receive 13,293,750 shares in total. For Jay Jackson, of this total amount, 8,778,892 shares related to his prior ownership of LMA, and 4,569,922 are incentive shares, representing his new ownership of Abacus. Of these incentive shares, 3,655,938 will be granted through the Restriction Agreement and are subject to forfeiture. Thus, the 913,984 shares that are issued and outstanding at Closing represent the incentive shares that are not subject to forfeiture and fully vest upon transaction close.

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages x, xi, 4, and 5 of the Amended Proxy Statement, which previously noted that 4,569,922 were subject to forfeiture. This footnote has been updated to note that 4,569,922 represent incentive shares, of which 3,655,938 are subject to forfeiture.

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021, page F-83

3.

Please refer to comment 17. Please revise the Statement of Cash Flows to ensure the amount presented in “Change in fair value of life insurance policies (held using fair value method)” agrees to the amount presented in the same line item in the Income Statement on page F-81, or tell us why the amounts should not agree.

Response: The “Change in fair value of life insurance policies (policies held using fair value method)” in the income statement includes realized and unrealized gains/(losses) on policies. Only the unrealized gains/(loss) of $3,957,809 should be an added back to net income as a non-cash operating item with the realized gain and premiums expense flowing through net income. This amount is calculated as the change in fair value from the Income Statement of $3,801,031, plus the premiums paid of $261,778 (to remove the impact of the included premiums expense), minus the realized gain of $105,000 related to matured policies and agrees to the fair value rollforward on page F-93, which we have expanded for additional clarity.

We have revised the presentation and naming of the statement of cash flow line item in the Amended Proxy Statement on page F-83.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (713) 546-7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Gary L. Hagerman, Jr., East Resources Acquisition Company

Daniel J. Harrist, Latham & Watkins LLP

Rob Evans, Locke Lord LLP

Brian T. Casey, Locke Lord LLP

Thomas V. Bohac, Locke Lord LLP